Sol Strategies Signs Definitive Agreement for the Acquisition of Validators and Leadership from Orangefin Ventures

Sol Strategies Strengthens Its Staking Infrastructure with Orangefin Acquisition

Toronto, Ontario--(Newsfile Corp. - December 20, 2024) - Sol Strategies Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Sol Strategies" or the "Company"), a publicly traded Canadian company actively investing in, supporting, and providing infrastructure for the Solana blockchain and ecosystem, today announced it has entered into a definitive agreement dated December 20, 2024 to acquire three validators (the "Acquisition") from Orangefin Ventures, a leader in high-performance blockchain infrastructure solutions. In addition to the validators, Max Kaplan, founder of Orangefin Ventures, will join as the Company's new Head of Staking.

The acquired validators operate on the Solana, Solana Testnet, and Arch Testnet networks (the "Validators"). Upon completion of the Acquisition, Sol Strategies will have increased its staked SOL to 1,505,145 SOL (CAD $406,852,077) across its validator operations, of which Sol owns 142,801 SOL, at an approximate average of 9% annual percentage yield ("APY"). Post-acquisition, Sol Strategies will manage the staked SOL across its validators as follows:

  193,790 SOL (CAD $52,382,903) on Sol Strategies' proprietary validator, of which 142,684 SOL is delegated by the Company.
  677,136 SOL (CAD $183,034,982) on Sol Strategies' recently acquired Cogent Crypto validator.
  634,219 SOL (CAD $171,434,192) on Sol Strategies' recently acquired Orangefin Ventures' Solana validator.

This combined portfolio enhances Sol Strategies' revenue streams, delivering predictable staking income and further solidifying its position as a leading infrastructure provider in the Solana ecosystem.

*The above Canadian dollar (CAD) amounts are based on prices and foreign exchange rates quoted by Coinbase

(https://www.coinbase.com/converter/sol/cad and https://www.coinbase.com/converter/btc/cad) and using

https://www.google.com/finance/quote/USD-CAD as at 6:00 pm ET on December 19, 2024.

The Acquisition will be completed for a purchase price of USD$6,500,000 (approximately CAD $9.4 million), payable through a combination of cash and common shares of Sol Strategies. Pursuant to the terms of the Agreement, Sol Strategies will acquire a 100% ownership interest in the Validators and all ancillary rights and assets required for the management of the Validators (the "Purchased Assets"). The Agreement also provides that in consideration for the Purchased Assets, the Company will (i) pay USD$750,000 (approximately CAD $1.1 million) in cash or through stablecoin on closing of the Acquisition ("Closing"), (ii) issue USD$750,000 in common shares of Sol Strategies (each, a "Common Shares") on Closing (valued at a price of CAD $2.14 per Common Share for a total of 503,621 Common Shares), and (iii) issue US$5,000,000 in additional Common Shares (valued at the trading price per Common Share at the time of issuance) in six equal tranches every six months over a period of three years from Closing. The Acquisition also includes performance-based milestones that align the interests of the Orangefin Ventures team with those of Sol Strategies and its shareholders.

In connection with the Acquisition terms, Max Kaplan joined Sol Strategies as the new Head of Staking. Mr. Kaplan is the former Senior Director of Engineering at Kraken and brings a proven track record in scaling high-performance systems, optimizing operations, and driving innovation in cryptocurrency infrastructure. His expertise in DevOps, blockchain, and high-frequency trading will be pivotal in advancing Sol Strategies' staking operations and maximizing the potential of its expanded validator network.

"This Acquisition marks a significant step forward in cementing our leadership in blockchain infrastructure and validator operations. Orangefin Ventures' proven reliability, exceptional performance, and scale bring immediate value to our staking operations," said Leah Wald, CEO of Sol Strategies.

Max Kaplan, newly appointed Head of Staking at Sol Strategies added: "I'm thrilled to be joining Sol Strategies to build on our shared vision of advancing Solana and blockchain infrastructure. Bringing Orangefin Venture's technology into Sol Strategies' business is an opportunity I am extremely excited and optimistic about. I look forward to continuing to innovate and build high value products for participants and shareholders alike. "

Closing is expected in Q1 2025, subject to customary closing conditions, including regulatory approvals.

*The staking yield and SOL amounts referenced in this release are publicly available and can be reviewed on the Stakewiz platform under Sol

Strategies' validator profiles: https://stakewiz.com/validator/punK4RDD3pFbcum79ACHatYPLLE1hr5UNnQVUGNfeyP

Orangefin Ventures Validator: https://stakewiz.com/validator/oRAnGeU5h8h2UkvbfnE5cjXnnAa4rBoaxmS4kbFymSe, and Cogent Cryptos

Validator: https://stakewiz.com/validator/CogentC52e7kktFfWHwsqSmr8LiS1yAtfqhHcftCPcBJ

About Sol Strategies

Sol Strategies Inc. (CSE: HODL) is a publicly traded Canadian company actively investing in and providing infrastructure for the Solana blockchain ecosystem. The Company focuses on validator operations, staking rewards, and strategic investments in Solana-based projects, enabling shareholders to participate in the decentralized finance and blockchain infrastructure landscape. For more information, visit www.solstrategies.io.

About Orangefin Ventures

Orangefin Ventures is a blockchain infrastructure leader specializing in validator operations and decentralized network solutions. The company's cutting-edge technology, ISO 27001 certification, and reliable performance have made it a trusted name in the Solana ecosystem. For more information, visit www.orangefin.ventures

A copy of this news release and all related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to (i) the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, (ii) expectations regarding the characteristics, value drivers, and anticipated benefits of the Acquisition and the appointment of a new Head of Staking, (iii) expectations regarding the timing of Closing and the Company's future development opportunities in connection with the Acquisition, and (iv) the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the completion of the Nasdaq listing and completion of the transactions contemplated by the letter of intent to acquire three additional validators, and their intended impact on the Company. There is no assurance that the Nasdaq listing or the validator acquisition will be completed or that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies. None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

Media contact: solstrategies@mgroupsc.com

SOURCE: Sol Strategies Inc.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/234811